

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2024

Valentios Valentis
Chairman and Chief Executive Officer
Pyxis Tankers Inc.
59 K. Karamanli Street
15125 Maroussi, Greece

  Re: Pyxis Tankers Inc.
    Registration Statement on Form F-3
    Filed April 22, 2024
    File No. 333-278862

Dear Valentios Valentis:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Anuja A. Majmudar at 202-551-3844 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Energy & Transportation

cc: Keith Billotti